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                                                                  Exhibit 99.107

(PRICEWATERHOUSECOOPERS LOGO)

                                                  PRICEWATERHOUSECOOPERS LLP
                                                  CHARTERED ACCOUNTANTS
                                                  PO Box 82
                                                  Royal Trust Tower, Suite 3000
                                                  Toronto Dominion Centre
                                                  Toronto, Ontario
                                                  Canada M5K 1G8
                                                  Telephone +1 416 863 1133
                                                  Facsimile +1 416 365 8215

November 3, 2005

British Columbia Securities Commission
Alberta Securities Commission,
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Authorite des marches financiers

Dear Sirs:

TRANSITION THERAPEUTICS INC. - CHANGE OF AUDITORS

We have read the statements made by Transition Therapeutics Inc. in the attached copy of Change of Auditor Notice dated November 2, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

Based on our knowledge at this time, we are in agreement with the information contained in the Corporation's Notice.

Yours very truly,


(PRICEWATERHOUSECOOPERS LLP)

PricewaterhouseCoopers LLP
Chartered Accountants

cc: Board of Directors
    Transition Therapeutics Inc.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.